SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03040617

DEC 1 5 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
DEC 1 6 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for December 12, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

95881 SASCO 2003-39EX
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 12, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Michael Hitzmann
Title: Vice President

Exhibit Index

Exhibit Page

99.1 Computational Materials......5

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-39EX

$82,946,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2003-39EX
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) (1)	Coupon	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Legal Final Maturity	Expected Ratings (Moodys/S&P/Fitch)(4)
A	$65,450,000	1M Libor + [TBD]	2.13	1-93	26.50%	8/25/2033	Aaa/AAA/AAA
M1	$6,294,000	1M Libor + [TBD]	5.23	42-93	19.00%	8/25/2033	Aa2/AA/AA
M2	$5,328,000	[5.50%]	5.13	40-93	12.65%	8/25/2033	A2/A/A
M3	$4,615,000	[5.50%]	5.09	38-93	7.15%	8/25/2033	Baa2/BBB/BBB
B	$1,259,000	[6.00%]	5.07	38-93	5.65%	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Coupon	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Legal Final Maturity	Expected Ratings (Moodys/S&P/Fitch)(4)
A	$65,450,000	1M Libor + [TBD]	2.30	1-176	26.50%	8/25/2033	Aaa/AAA/AAA
M1	$6,294,000	1M Libor + [TBD]	5.72	42-156	19.00%	8/25/2033	Aa2/AA/AA
M2	$5,328,000	[5.50%]	5.56	40-144	12.65%	8/25/2033	A2/A/A
M3	$4,615,000	[5.50%]	5.39	38-128	7.15%	8/25/2033	Baa2/BBB/BBB
B	$1,259,000	[6.00%]	5.20	38-106	5.65%	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 25% CPR for the Mortgage Loans. Assumed Closing Date of 12/12/03 and assumed First Payment Date of 12/25/03.

(3) Initial Credit Enhancement assumes overcollateralization has built to its target of approximately [5.65]%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch.

Collateral

The collateral pool is comprised of one to four family, fixed and adjustable rate mortgage loans secured by first liens on residential real estate. These mortgage loans were originated by Aurora Loan Services through its Home Express loan program. The mortgage loans were originated as part of Aurora's normal course of business. Generally, these loans have experienced some delinquency over the course of their history which typically consists of early or first payment defaults.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates, until reduced to zero. Once the Class A Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be paid to the Senior Certificates, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately [1.00%] of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A and M1 (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) the Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class M2, M3 and B (the "Fixed Rate Certificates" will be equal to the lesser of (i) their respective specified coupon and (ii) the Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on November 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The "Accrual Period" for any Class of Fixed Rate Certificates for each Distribution Date will be the calendar month immediately preceding such Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A Certificates;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(7) To pay to the Class A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay sequentially to Classes M1, M2, M3 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, and in the case of the Class A and Class M1 certificates, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

All of the Mortgage loans were originated by and are serviced by Aurora Loan Services ("ALS").

Mortgage Insurance

Approximately 6.80% of the Mortgage Loans will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") or Radian Guaranty Corp.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class A will double, the margin on the Class M1 will increase to 1.5 times its initial margin and the interest rates on the Class M2, M3 and B will increase to 6.00%, 6.00% and 6.50%, respectively.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Certificates. The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately [5.65%] of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 1.00% of the Cut-Off Date Balance and (2) the lesser of (i) [5.65%] of the Cut-Off Date Balance and (ii) [11.30%] of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [30%] of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realizes Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
January 2007 to December 2007	5.00% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
January 2008 to December 2008	7.25% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
January 2009 to December 2009	8.50% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
January 2010 and thereafter	9.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.


A
Aaa/AAA/AAA
Libor Floater
M1
Aa2/AA/AA
Libor Floater
M2
A2/A/A
5.50% Interest Rate
M3
Baa2/BBB/BBB
5.50% Interest Rate
B
Baa3/BBB-/BBB-
6.00% Interest Rate
Classes M1, M2, M3, and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Matt Ziffer	(212) 526-8315
	Kevin Portnoy	(212) 526-8315
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Martin Priest	(212) 526-0212

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-39EX
Depositor:	Structured Asset Securities Corporation
Trustee:	U.S. Bank
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: December 26, 2003
Cut-Off Date:	November 1, 2003
Expected Pricing Date:	December [11], 2003
Closing Date:	December [12], 2003
Settlement Date:	December [12], 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – Class A and M1
	24 day delay – Class M2, M3 and B
Dated Date:	November 25, 2003 – Class A and M1
	November 1, 2003 – Class M2, M3 and B
Day Count:	Actual/360 on Classes A and M1
	30/360 on Classes M2, M3 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	0.50%
Trustee Fee:	0.0285% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	The Class A and Class M1 are expected to be SMMEA eligible
ERISA Eligibility:	All classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To Maturity					
% CPR	12.50%	18.75%	**25.00%**	31.25%	37.50%
Class A					
Avg. Life (yrs)	4.60	3.16	2.30	1.60	1.04
Window (mos)	1-299	1-230	1-176	1-142	1-34
Expected Final Mat.	10/25/2028	1/25/2023	7/25/2018	9/25/2015	9/25/2006
Class M1					
Avg. Life (yrs)	10.61	7.36	5.72	5.50	5.43
Window (mos)	58-273	39-202	42-156	50-123	34-114
Expected Final Mat.	8/25/2026	9/25/2020	11/25/2016	2/25/2014	5/25/2013
Class M2					
Avg. Life (yrs)	10.52	7.28	5.56	4.83	4.89
Window (mos)	58-256	39-186	40-144	43-113	48-91
Expected Final Mat.	3/25/2025	5/25/2019	11/25/2015	4/25/2013	6/25/2011
Class M3					
Avg. Life (yrs)	10.32	7.14	5.39	4.52	4.16
Window (mos)	58-233	39-170	38-128	40-100	42-81
Expected Final Mat.	4/25/2023	1/25/2018	7/25/2014	3/25/2012	8/25/2010
Class B					
Avg. Life (yrs)	10.03	6.92	5.20	4.30	3.86
Window (mos)	58-197	39-142	38-106	39-83	40-67
Expected Final Mat.	4/25/2020	9/25/2015	9/25/2012	10/25/2010	6/25/2009

Sensitivity Analysis – To 10% Call					
% CPR	12.50%	18.75%	**25.00%**	31.25%	37.50%
Class A					
Avg. Life (yrs)	4.33	2.96	2.13	1.48	1.04
Window (mos)	1-173	1-125	1-93	1-73	1-34
Expected Final Mat.	4/25/2018	4/25/2014	8/25/2011	12/25/2009	9/25/2006
Class M1					
Avg. Life (yrs)	9.79	6.75	5.23	5.13	4.11
Window (mos)	58-173	39-125	42-93	50-73	34-59
Expected Final Mat.	4/25/2018	4/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M2					
Avg. Life (yrs)	9.79	6.75	5.13	4.51	4.58
Window (mos)	58-173	39-125	40-93	43-73	48-59
Expected Final Mat.	4/25/2018	4/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M3					
Avg. Life (yrs)	9.79	6.75	5.09	4.29	3.98
Window (mos)	58-173	39-125	38-93	40-73	42-59
Expected Final Mat.	4/25/2018	4/25/2014	8/25/2011	12/25/2009	10/25/2008
Class B					
Avg. Life (yrs)	9.79	6.75	5.07	4.21	3.79
Window (mos)	58-173	39-125	38-93	39-73	40-59
Expected Final Mat.	4/25/2018	4/25/2014	8/25/2011	12/25/2009	10/25/2008

Available Funds Cap Schedule* (1) (2)

Period	Funds Cap (%)	Period	Funds Cap (%)
1	7.95148	31	8.96475
2	7.69505	32	9.51273
3	7.69512	33	9.27745
4	8.22590	34	9.27805
5	7.69527	35	9.59264
6	7.95186	36	9.28598
7	7.69543	37	9.59614
8	7.95202	38	9.52843
9	7.69558	39	9.60039
10	7.69566	40	10.6299
11	7.96287	41	9.60414
12	7.70608	42	9.92738
13	7.96304	43	9.60798
14	8.16803	44	10.15947
15	8.31838	45	9.88729
16	9.20981	46	9.88833
17	8.32322	47	10.21902
18	8.60083	48	9.8926
19	8.32354	49	10.22345
20	8.83496	50	9.90846
21	8.62099	51	9.90955
22	8.62125	52	10.59413
23	8.91359	53	9.91173
24	8.63067	54	10.24552
25	8.91864	55	9.91613
26	8.88511	56	10.26206
27	8.95638	57	9.93217
28	9.91644	58	9.93331
29	8.96175	59	10.26562
30	9.26315	60	9.93563

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-39EX Collateral Summary

Total Number of Loans	565	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$83,911,146	Yes	6.8%
Average Loan Principal Balance	$148,515	No	93.2%
Fixed Rate	67.2%		
Adjustable Rate	32.8%	**Prepayment Penalty**	
Prepayment Penalty	60.5%	None	39.5%
Weighted Average Coupon	8.6%	0.001-1.000	6.6%
Weighted Average Margin	5.0%	1.001-2.000	23.2%
Weighted Average Initial Periodic Cap	2.1%	2.001-3.000	21.8%
Weighted Average Periodic Cap	1.0%	4.001-5.000	9.0%
Weighted Average Maximum Rate	15.0%		
Weighted Average Floor	5.8%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	339.8	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	328.7	5% of the Cut-off Date principal balance)	
Weighted Average Loan Age (mo.)	11.1	CA	22.6%
Weighted Average Combined LTV	93.9%	TX	10.0%
Non-Zero Weighted Average FICO	623	FL	8.2%
Non-Zero Weighted Average DTI	38.7%	CO	5.6%
% IO Loans	0.0%	AZ	5.6%
		NY	5.5%
Lien Position		IL	5.2%
First	100.0%		
Second	0.0%	**Occupancy Status**	
		Primary Home	80.2%
Product Type		Investment	18.3%
2/28 ARM (LIBOR)	31.1%	Second Home	1.6%
Fixed Rate	58.2%		
3/27 ARM (LIBOR)	1.6%		
Balloon	9.0%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	21	$893,534.77	1.06%
50,000.01 - 100,000.00	143	10,575,565.01	12.60
100,000.01 - 150,000.00	153	19,054,591.70	22.71
150,000.01 - 200,000.00	120	20,740,360.42	24.72
200,000.01 - 250,000.00	71	15,885,169.23	18.93
250,000.01 - 300,000.00	45	12,442,712.76	14.83
300,000.01 - 350,000.00	8	2,536,497.18	3.02
350,000.01 - 400,000.00	1	396,114.51	0.47
400,000.01 - 450,000.00	1	440,910.85	0.53
450,000.01 - 500,000.00	2	945,689.67	1.13
Total:	**565**	**$83,911,146.10**	**100.00%**

Minimum: $16,390.24
Maximum: $479,722.41
Weighted Average: $148,515.30

Days Delinquent			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Less than or equal to 30	496	73,701,928.13	87.83%
31 - 60	69	10,209,217.97	12.17
Total:	**565**	**$83,911,146.10**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	3	$646,517.47	0.77%
6.001 - 6.500	3	575,723.51	0.69
6.501 - 7.000	28	5,478,629.65	6.53
7.001 - 7.500	39	7,424,335.24	8.85
7.501 - 8.000	63	11,148,203.79	13.29
8.001 - 8.500	79	12,304,821.13	14.66
8.501 - 9.000	129	18,850,823.46	22.47
9.001 - 9.500	99	14,430,535.79	17.20
9.501 - 10.000	87	9,684,057.05	11.54
10.001 - 10.500	24	2,571,217.44	3.06
10.501 - 11.000	10	779,891.33	0.93
11.501 - 12.000	1	16,390.24	0.02
Total:	**565**	**$83,911,146.10**	**100.00%**

Minimum:	5.740%
Maximum:	11.990%
Weighted Average:	8.553%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	64	$9,304,976.31	11.09%
181 - 240	1	185,832.88	0.22
301 - 360	500	74,420,336.91	88.69
Total:	**565**	**$83,911,146.10**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 340

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	45	$6,247,835.47	7.45%
171 - 180	19	3,057,140.84	3.64
181 - 240	1	185,832.88	0.22
301 - 360	500	74,420,336.91	88.69
Total:	**565**	**$83,911,146.10**	**100.00%**

Minimum: 159
Maximum: 357
Weighted Average: 329

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$16,390.24	0.02%
20.001 - 30.000	1	39,333.04	0.05
40.001 - 50.000	1	53,147.32	0.06
50.001 - 60.000	4	596,925.57	0.71
60.001 - 70.000	5	813,722.11	0.97
70.001 - 80.000	42	7,028,087.61	8.38
80.001 - 90.000	131	19,210,685.04	22.89
90.001 - 100.000	380	56,152,855.17	66.92
Total:	**565**	**$83,911,146.10**	**100.00%**

Minimum: 20.00%
Maximum: 100.00%
Weighted Average: 93.89%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 579	178	$24,508,435.45	29.21%
580 - 599	49	7,399,375.68	8.82
600 - 619	31	4,474,847.32	5.33
620 - 639	61	9,157,956.45	10.91
640 - 659	39	5,645,187.98	6.73
660 - 679	66	9,983,528.99	11.90
680 - 699	51	8,538,000.67	10.18
700 - 719	37	5,625,908.01	6.70
720 - 739	30	5,142,571.58	6.13
740 - 759	12	1,787,999.68	2.13
760 - 779	9	1,353,928.47	1.61
780 - 799	2	293,405.82	0.35
Total:	**565**	**$83,911,146.10**	**100.00%**

Non- Zero Minimum: 418
Maximum: 798
Non-Zero WA: 623

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	473	$71,521,136.68	85.23%
Cash Out Refinance	56	7,186,508.29	8.56
Rate/Term Refinance	36	5,203,501.13	6.20
Total:	**565**	**$83,911,146.10**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	436	$64,045,028.04	76.32%
PUD	83	13,727,756.74	16.36
Condominium	32	4,449,029.81	5.30
2-4 Family	14	1,689,331.51	2.01
Total:	**565**	**$83,911,146.10**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	80	$14,367,626.45	17.12%
TX	72	8,383,976.94	9.99
FL	52	6,895,933.65	8.22
CO	24	4,717,009.24	5.62
AZ	31	4,675,591.94	5.57
NY	20	4,621,429.82	5.51
CA-N	21	4,620,379.12	5.51
IL	33	4,324,796.60	5.15
NV	15	2,749,768.67	3.28
MD	16	2,747,787.61	3.27
NJ	13	2,268,619.77	2.70
WA	13	2,015,295.00	2.40
OR	13	1,936,326.62	2.31
MN	11	1,706,485.71	2.03
GA	15	1,607,193.72	1.92
NC	11	1,536,519.05	1.83
WI	11	1,317,039.10	1.57
VA	9	1,158,797.89	1.38
MI	6	1,157,588.22	1.38
OH	12	1,040,782.91	1.24
PA	10	977,958.66	1.17
TN	10	918,223.48	1.09
CT	6	760,661.81	0.91
MO	7	755,129.50	0.90
IN	9	737,117.65	0.88
KY	3	556,641.02	0.66
MA	3	542,081.77	0.65
SC	4	506,430.84	0.60
NH	2	473,859.74	0.56
KS	4	466,351.21	0.56
Other	29	3,367,742.39	4.01
Total:	**565**	**$83,911,146.10**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Limited	466	$70,992,594.44	84.60%
Stated	97	12,589,928.07	15.00
No Documentation	2	328,623.59	0.39
Total:	**565**	**$83,911,146.10**	**100.00%**

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2.501 - 3.000	1	$303,294.93	1.10%
3.001 - 3.500	2	357,296.12	1.30
4.001 - 4.500	2	357,416.60	1.30
4.501 - 5.000	156	25,765,148.45	93.70
5.001 - 5.500	2	324,447.92	1.18
5.501 - 6.000	1	284,177.78	1.03
6.501 - 7.000	1	105,244.26	0.38
Total:	**165**	**$27,497,026.06**	**100.00%**

Minimum: 2.750%
Maximum: 6.790%
Weighted Average: 4.963%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2	154	$25,790,743.07	93.79%
3	11	1,706,282.99	6.21
Total:	**165**	**$27,497,026.06**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.062%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1	165	$27,497,026.06	100.00%
Total:	**165**	**$27,497,026.06**	**100.00%**

Minimum: 1.000%
Maximum: 1.000%
Weighted Average: 1.000%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
12.501 - 13.000	3	$646,517.47	2.35%
13.001 - 13.500	2	418,321.07	1.52
13.501 - 14.000	21	4,202,535.67	15.28
14.001 - 14.500	17	3,371,263.21	12.26
14.501 - 15.000	28	4,940,546.79	17.97
15.001 - 15.500	28	5,064,234.97	18.42
15.501 - 16.000	39	5,655,107.59	20.57
16.001 - 16.500	19	2,346,322.91	8.53
16.501 - 17.000	7	799,274.97	2.91
17.001 - 17.500	1	52,901.41	0.19
Total:	**165**	**$27,497,026.06**	**100.00%**

Minimum: 12.740%
Maximum: 17.455%
Weighted Average: 14.999%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.501 - 3.000	1	$303,294.93	1.10%
3.001 - 3.500	2	357,296.12	1.30
4.001 - 4.500	2	357,416.60	1.30
4.501 - 5.000	113	19,137,866.91	69.60
5.501 - 6.000	1	165,319.12	0.60
6.501 - 7.000	3	589,873.62	2.15
7.001 - 7.500	6	1,177,390.76	4.28
7.501 - 8.000	7	1,384,202.56	5.03
8.001 - 8.500	9	1,415,447.86	5.15
8.501 - 9.000	11	1,366,877.34	4.97
9.001 - 9.500	7	927,962.29	3.37
9.501 - 10.000	3	314,077.95	1.14
Total:	**165**	**$27,497,026.06**	**100.00%**

Minimum: 2.750%
Maximum: 9.875%
Weighted Average: 5.789%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-08	2	$346,988.12	1.26%
2004-09	11	1,702,747.64	6.19
2004-10	32	4,393,476.43	15.98
2004-11	29	4,977,954.79	18.10
2004-12	22	3,363,908.59	12.23
2005-01	19	3,037,925.04	11.05
2005-02	17	3,558,543.50	12.94
2005-03	10	1,632,282.79	5.94
2005-04	6	1,276,535.91	4.64
2005-05	1	247,010.04	0.90
2005-06	3	666,508.51	2.42
2005-07	3	616,885.96	2.24
2005-09	2	411,496.27	1.50
2005-10	1	189,586.21	0.69
2005-11	2	280,322.66	1.02
2005-12	1	156,752.64	0.57
2006-01	2	337,870.35	1.23
2006-02	1	156,846.08	0.57
2006-06	1	143,384.53	0.52
Total:	**165**	**$27,497,026.06**	**100.00%**